UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                             MANUGISTICS GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, $0.002 Par Value
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                         (Title of Class of Securities)

                                    565011103
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 18, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      565011103
-----------------------------------------


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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Warburg Pincus Private Equity VIII, L.P.        I.R.S. #13-4161869
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS (See Instructions)

        WC
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          7,619,800
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      7,619,800
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,619,800
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                   [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.90%
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  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
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


                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      565011103
-----------------------------------------


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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus & Co.                            I.R.S. #13-6358475
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
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   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
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                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          7,619,800
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      7,619,800
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,619,800
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                   [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.90%
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  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
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


                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.     565011103
-----------------------------------------


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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC                              I.R.S. #13-3536050
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
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                 7   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
NUMBER OF        8   SHARED VOTING POWER
SHARES
BENEFICIALLY         7,619,800
OWNED BY       -----------------------------------------------------------------
EACH             9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     7,619,800
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,619,800
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                   [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.90%
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  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
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


     This Amendment No. 4 to Schedule 13D ("Amendment No. 3") is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on August 30, 2002 (the "Original Schedule 13D") and as amended and supplemented on September 9, 2002 and September 20, 2002 by Amendment No. l and by Amendment No. 2, and September 27, 2002 by Amendment No. 3 ("Amendment No. 3") respectively. The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this
Schedule 13D as the "Group Members".

     Unless otherwise indicated in this Amendment No. 4, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

     This Amendment No. 4 is being promptly filed following the acquisitions by WP VIII of an aggregate of an additional 642,900 shares of Common Stock through open market purchases (which purchases represent approximately 1.0% of the outstanding shares of Common Stock) since the filing of Amendment No. 3.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly is attached as Exhibit 1 to the Original
Schedule 13D. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 3. Source and Amount of Funds or Other Consideration

     The information in Item 3 is hereby amended and restated in its entirety:
The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock was $26,106,521, net of brokerage commissions.

Item 4. Purpose of Transaction

     The information in Item 4 is hereby amended and restated in its entirety as follows:

     The purchase by the Investors of beneficial ownership of the shares of Common Stock as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Each of the Investors is a partnership engaged in making private equity and related investments. In connection with that business, the Reporting Persons frequently seek to make significant investments in the entities in which they invest. The Reporting Persons have followed the Company and the industry for many years and are supportive of the management team and its strategy. The Reporting Persons have engaged in discussions with management of the Company concerning the possibility of a representative of the Reporting Persons becoming a member of the board of directors of the Company as well as acquiring additional shares of Common Stock and expect to continue to engage in such discussions. Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. There can be no assurances whether such discussions will result in any agreements among the Reporting Persons and the Company.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     The information in Items 5(a), (b) and (c) is hereby amended and restated in their entirety as follows:

     (a) Due to their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,619,800 shares of Common Stock as of October 18, 2002, by virtue of the Investors' ownership of such shares as of such date. The 7,619,800 shares of Common Stock which the Reporting Persons may be deemed to beneficially own represent approximately 10.90% of the 69,900,000 shares of Common Stock outstanding as of October 8, 2002 (based on the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2002).

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,619,800 shares of Common Stock it may be deemed to beneficially own as of October 18, 2002. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,619,800 shares of Common Stock it may be deemed to beneficially own as of October 18, 2002.

     (c) Since the filing of the Amendment No. 3, the Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Except as described on Schedule II, no transactions in Common Stock were effected since the filing of the Amendment No. 3 by the Reporting Persons or any of the persons set forth on Schedule I to the Original Schedule 13D or in Item 2(d) hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 2002            WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner


Dated:  October 21, 2002            WARBURG PINCUS & CO.

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner


Dated:  October 21, 2002            WARBURG PINCUS LLC

                                    By:   /s/ Scott A. Arenare
                                          ------------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Managing Director


Dated: October 21, 2002             WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. I

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner

Dated: October 21, 2002             WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. II

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner


Dated: October 21, 2002             WARBURG PINCUS GERMANY PRIVATE
                                    EQUITY VIII KG

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------------
                                          Name:   Scott A. Arenare
                                          Title:  Partner

                                   SCHEDULE II

                                                                  Total Cost
                                                               (net of brokerage
     Date           # of Shares        Per Share Price           commissions)
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  10/16/2002           500,000             $1.9958                 $997,900
  10/17/2002           121,500             $1.9952                 $242,417
  10/18/2002            21,400             $2.0000                  $42,800

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